Exemption number: 82 4639

02060724

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 23 December 2002

Number of pages (including this one): 1

Current report 75/2002

The Management Board of KGHM Polska Miedź S.A. - on the basis of information received from Deutsche Bank Trust Company Americas (letter dated 19 December 2002) - announces that Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program of KGHM Polska Miedź S.A.), has reduced its stake in the share capital of the Company below 10% and currently holds 19 379 448 of the shares of KGHM Polska Miedź S.A., which represents 9.69% of the share capital of the Company. This amount of share capital also represents 9.69% of the total number of votes on the General Meeting of KGHM Polska Miedź S.A (i.e. 19 379 448 votes).

The total number of shares issued by KGHM Polska Miedź S.A. is 200 000 000. All of these shares are ordinary bearer shares. The maximum number of votes arising from all issued shares is 200 000 000.

Legal basis:
(§5, section 1, point 21 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

02 DEC 23 AM 9:16

1/8/03

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)